SECURITI MISSION

02021280

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-46144

RECEIVED APR - 1 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) **AND ENDING** 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mr. Stock, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 14th Street
(No. and Street)

Oakland	CA	94612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bernard Notas — (510) 587-5551
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ALTSCHULER, MELVOIN AND GLASSER, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3/91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bernard Notas, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Mr. Stock, Inc., as of December 31, 2001, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

25th day of March 2002

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Signature

Bernard Notas, Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Mr. Stock, Inc.
Table of Contents
December 31, 2001

Mr. Stock, Inc.

Statement of Financial Condition

December 31, 2001

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

AM&G CHECKERS SM

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Board of Directors of
Mr. Stock, Inc.

We have audited the accompanying statement of financial condition of Mr. Stock, Inc. as of December 31, 2001 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mr. Stock, Inc. as of December 31, 2001 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 9, 2002, except for Note 9,
as to which the date is March 1, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Mr. Stock, Inc.
Statement of Financial Condition
December 31, 2001

Assets

Cash	$ 342,967
Cash segregated under federal regulations	1,025,000
Receivable from clearing broker	644,969
Receivable from customers	11,596,891
Securities owned	453,556
Software	1,010,318
Furniture, equipment and leasehold improvements	947,552
Other assets	416,288
Total assets	$ 16,437,541

Liabilities and Stockholders' Equity

Liabilities	
Payable to customers	$ 9,185,398
Accounts payable and accrued expenses	567,141
Total	9,752,539
Subordinated borrowings	2,000,000
Stockholders' equity	4,685,002
Total liabilities and stockholders' equity	$ 16,437,541

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Mr. Stock, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers. The Company provides internet brokerage services to retail and institutional customers located throughout the United States and clears all customer transactions on an omnibus basis through its clearing broker. The Company also engages in proprietary trading activities involving exchange-traded equities, options and warrants. The Company is a California corporation that is a majority-owned subsidiary of Group One Trading, L.P. (the "Parent").

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Segregated Under Federal Regulations—Cash segregated under federal regulations represents amounts segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act.

Securities Transactions—Proprietary securities transactions are recorded on trade date. Securities are valued at market value.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Software—The Company has capitalized costs associated with software developed for internal use. Capitalization began when both the preliminary project stage was completed and management authorized further funding for the project. Capitalized costs include external direct costs of materials and services consumed in developing or obtaining internal-use software and payroll and payroll-related costs for employees directly associated with, and who devoted time to, the development of the internal-use software. Capitalization of such costs ceased when the project was completed and ready for its intended purpose. Software is being amortized on a straight-line basis over five years.

Furniture, Equipment and Leasehold Improvements—Furniture and equipment are depreciated using accelerated methods over the estimated useful lives of the assets. Leasehold improvements are being amortized on a straight-line basis over the lesser of the estimated useful lives of the assets or the lease term.

Advertising—Advertising costs are expensed the first time the advertising takes place.

Stock-Based Compensation—The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations ("APB 25"). Under APB 25, the Company recognizes no compensation expense related to employee stock options, as options are granted with an exercise price at the market price on the date of the grant.

Note 1 Nature of Operations and Significant Accounting Policies, *Continued*

Deferred Income Taxes—Deferred income taxes are recorded to reflect the effects of differences in the recognition of income and expenses for financial and income tax reporting purposes, and in the recognition of the benefits of tax credit and loss carryforwards.

Note 2 Fair Value of Financial Instruments

All of the Company's assets and liabilities, except for software, furniture, equipment and leasehold improvements, are considered financial instruments, and are either already reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 3 Prior Period Adjustment

During the year ended December 31, 2001, management of the Company discovered an unreconciled difference of $2,159,820 in its accounting for customer, firm, and clearing broker balances. Pending resolution, this amount has been fully reserved. Stockholders' equity as previously reported has been reduced by $1,451,337 for the amount of the difference attributable to the prior period.

Note 4 Receivable from and Payable to Customers

Amounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are not reflected in the financial statements. Approximately $16,106,000 of these securities are held as collateral for receivables and short sales, and were repledged, delivered or otherwise used, generally as collateral for loans and short sales at the clearing broker.

Note 5 Securities Owned

Securities owned at December 31, 2001 consist of:

Certificate of deposit	$ 450,165
Other	3,391
Total	$ 453,556

The certificate of deposit collateralizes a bank letter of credit issued in connection with the lease of office space.

Note 6 Software

Software at December 31, 2001 is net of accumulated amortization of $628,028.

Note 7 Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2001 is net of accumulated depreciation and amortization of $1,107,961.

Note 8 Subordinated Borrowings

Borrowings subordinated to the claims of general creditors represent amounts due to certain stockholders. These borrowings provide for interest of 7 percent per annum and mature on September 30, 2002. These borrowings are available in computing net capital under the minimum net capital requirements (see Note 16).

Note 9 Preferred and Common Stock

The Company has 100,000,000 shares of $.03 par value voting common stock authorized, 33,823,000 shares issued, 500,000 shares held in treasury, and 33,323,000 shares outstanding.

The Company also has preferred stock that is convertible into one share of voting common stock. On November 30, 2001, the Company sold a right to a nonaffiliate for $500,000 to purchase convertible preferred stock. This option expired on March 1, 2002. At December 31, 2001, the Company has 12,000,000 shares of $.03 par value convertible preferred stock authorized, and 1,604,667 shares issued and outstanding.

Note 10 Income Taxes

At December 31, 2001, the Company has net operating loss carryforwards available to offset future taxable income of approximately $12,836,000, which expire through 2021. The Company has a net deferred tax asset of approximately $4,830,000, arising from these net operating loss carryforwards and temporary differences between financial and income tax reporting, primarily software amortization, which has been fully reserved.

Note 11 Commitments and Contingencies

The Company leases office space and equipment under noncancelable operating lease agreements that expire on various dates through April 30, 2010. Certain of these commitments are guaranteed by the Parent. At December 31, 2001, minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

2002	$ 730,652
2003	732,820
2004	607,587
2005	485,671
2006	502,928
Thereafter	1,844,069
Total	$ 4,903,727

NASD Regulation, Inc. has informed the Company that it is considering disciplinary actions for certain alleged violations disclosed during an examination. Also, in the normal course of business, the Company is subject to various litigation and arbitration matters. The Company vigorously defends against these claims and in the opinion of the Company's management and in-house counsel, the resolution of these matters will not result in a material adverse effect on the Company's financial position or operations.

Note 12 Related-Party Transactions

The Parent provides certain services, including personnel and related benefits, under an administrative agreement. Accounts payable and accrued expenses at December 31, 2001 include $29,904 due to the Parent.

The Company provides brokerage services to the Parent.

Note 13 Employee Benefit Plan

The Company maintains a 401(k) profit sharing plan covering all eligible employees. The Company may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

Note 14 Stock Option Plan

The Company maintains an employee stock option plan (the "Plan") whereby management may, at its discretion, grant eligible employees options to purchase up to 4,250,000 shares of the Company's common stock. In general, 25 percent of the options become exercisable on each of the four anniversary dates following the grant, and all options expire 10 years after the date of the grant.

The following table summarizes the options outstanding and exercisable at December 31, 2001:

Exercise Price	Options Outstanding: Number	Options Outstanding: Remaining Contractual Life	Number of Options Exercisable
$ 0.28	424,250	8 years	287,500
0.60	1,849,750	9-10 years	132,875
	2,274,000		420,375

The weighted-average remaining contractual life for options outstanding at December 31, 2001, was 8.68 years.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") requires pro forma disclosures determined through the use of an option-pricing model as if the provisions of SFAS 123 had been adopted.

The weighted average fair value at the date of grant for options granted during the year ended December 31, 2001 was $0.19 per share. The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions: expected volatility of zero percent, risk-free interest rate of 4 percent, annual dividend rate of zero percent, and an expected life of 10 years.

If the Company had elected to recognize compensation expense under SFAS 123, stockholders' equity at December 31, 2001 would have decreased by approximately $204,000.

The Company has also granted options to non-employees to purchase shares of the Company's common and preferred stock. At December 31, 2001, under these options, 25,000 shares of common stock may be purchased at a price of $.40, and 50,000 shares of common stock may be purchased at $1.50. In addition, 22,500 shares of the Company's convertible preferred stock may be purchased at a price of $.40 per share.

Note 15 Financial Instruments

Customer Activities—Customer transactions are either introduced to or carried on an omnibus basis by the Company's clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions when necessary.

The Company extends credit to its customers in the normal course of its margin lending activities. The receivables arising from the customer transactions executed by the Company on behalf of its customers are collateralized by securities in the customer accounts. It is the policy of the Company to monitor the market value of the collateral and the required margin levels daily. The Company requests additional collateral from customers when required.

The Company engages in the execution, settlement and financing of securities transactions on behalf of its customers, which may expose the Company to certain off-balance-sheet risks in the event its customers do not fulfill their contractual obligations. In the normal course of business, customer securities transactions are settled three business days after trade date. If customers do not meet their obligations, the Company is obligated to complete customer transactions with its clearing broker and may incur losses.

Proprietary Trading Activities—In connection with its proprietary trading activities, the Company enters into transactions involving derivative financial instruments, primarily warrants, which provide the Company with the option to purchase, or the obligation to sell, specified financial instruments at a contracted price. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain.

Note 15 Financial Instruments, *Continued*

Concentration of Credit Risk—All trades of the Company and of the Company's customers are cleared by other broker-dealers. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the clearing brokers.

Note 16 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected the "alternative standard" under this rule, whereby the Company is required to maintain "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debits," as these terms are defined. Net capital and aggregate debits change from day to day, but at December 31, 2001, the Company had net capital and net capital requirements of approximately $3,735,000 and $250,000, respectively. The net capital rule may effectively restrict the payment of cash dividends and the repayment of subordinated borrowings.